Propanc Biopharma, Inc.

302, 6 Butler Street

Camberwell, VIC, 3124 Australia

February 10, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Propanc Biopharma, Inc
Registration Statement on Form S-1, as amended
File No. 333-262493

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Propanc Biopharma, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4.00 PM, Eastern Time on Friday, February 11, 2022, or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Propanc Biopharma, Inc.

/s/ James Nathanielsz.
James Nathanielsz
Chief Executive Officer